FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 19, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 19, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 19, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

EMBARGOED UNTIL 7.00am BST 19 OCTOBER 2004

ARM HOLDINGS PLC - RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2004

Record dollar revenues driven by strong ARM11™ product family licensing activity and further sequential increase in royalties

CAMBRIDGE, UK, 19 October 2004 – ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the third quarter and nine months ended 30 September 2004.

HIGHLIGHTS (US GAAP)

Third quarter ended 30 September 2004

  Revenues at £39.4 million, up from £36.9 million in Q2 2004 and £31.7 million in Q3 2003. Dollar revenues** increased to $70.1 million from $65.3 million in Q2 2004 and $50.5 million in Q3 2003

  License revenues amounted to £14.6 million, the same level in sterling terms as in Q2 2004. In dollar terms**, licensing revenues were $25.6 million, compared to $25.3 million in Q2

  Twelve licenses for microprocessor cores signed in the quarter, including 5 licenses to ARM11 product family cores. Three new partners signed licenses in the quarter, taking the total number of semiconductor partners to 136. Following the greater than 10% sequential increase in the order backlog at the end of Q2 2004, the backlog at the end of Q3 2004 was at the same level as at the end of June 2004

  First OptimoDE™ Data Engine license, for embedded signal processing applications, signed in the quarter following the formal launch of the technology in May 2004

  Royalty revenues of £16.0 million with record unit shipments of 341 million units, up from £13.9 million and 286 million units in Q2 2004 and £11.0 million and 188 million units in Q3 2003. Dollar royalties** were up 15% sequentially to $28.6 million compared to $24.9 million in Q2

  Operating margin increased to 28.9% in Q3 from 23.8% in Q2 2004 and 17.7% in Q3 2003

  Income before income tax at £13.3 million, up from £10.4 million in Q2 2004 and £6.8 million in Q3 2003

  Earnings per fully diluted share at 0.9 pence (5.0 cents per ADS****) (Q3 2003: 0.5 pence and 2.3 cents)

  Net cash generation* in the quarter of £8.3 million after payment of cash consideration of approximately £6.8 million for the acquisition of Axys Design Automation, Inc (Axys). Cash, cash equivalents and short-term investments totalled £174.6 million at 30 September 2004, up from £166.3 million at end Q2 2004

  Proposed acquisition of Artisan Components, Inc. announced on 23 August 2004. Confirmation of the dates of the shareholder meetings to vote on the transaction will be provided once regulatory review of the documents to be sent to shareholders is complete in the US and UK. Shareholder meetings are currently expected to take place in late December 2004 or January 2005

* Net cash generation is the movement in cash, cash equivalents and short-term investments as per the balance sheets at the beginning and end of the relevant periods.
** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 90% of invoicing is in dollars.
*** The actual average dollar exchange rates were $1.82 in Q3 2004 (compared to the effective average rate for ARM of $1.78), $1.81 in Q2 2004 and $1.61 in Q3 2003.

**** Each American Depositary Share (ADS) represents three ordinary shares.

Commenting on the results, Warren East, Chief Executive Officer, said:

“We are encouraged by the 7% quarter on quarter increase in total dollar revenues in the seasonally weaker third quarter. The robustness of ARM’s business and broad reach of our technology, underpinned by strong ARM11 family licensing activity and continued royalty momentum, provide a solid platform on which to build with the proposed combination of ARM and Artisan.”

Tim Score, Chief Financial Officer, added:

“Another quarter of sequential revenue growth, together with continued careful management of costs, has given rise to a further increase in operating margin and continued strong cash flow generation. Whilst more modest growth rates in the semiconductor industry are expected to continue throughout the second half of 2004, ARM remains well positioned to achieve year on year dollar revenue growth of approximately 30% in the 12 months to 31 December 2004.”

Operating and financial review

Market conditions, current trading and prospects

Following the strong growth in activity levels in the semiconductor industry at the end of 2003 and in the first half of 2004, there are signs that overall industry growth in the second half of the year will be at more modest levels, mirroring the growth in end markets, as the supply from semiconductor companies comes into line with end market demand. Notwithstanding this, ARM’s broadening technology portfolio and the increasing adoption of ARM® technology among semiconductor and OEM companies position us well for continued growth.

Given the robust pipeline of licensing opportunities, supported by launches of new ARM technology, the ongoing market penetration that underpins ARM’s royalty revenues and increased sales of development systems products, we remain confident of achieving year on year dollar revenue growth of approximately 30% in the 12 months to 31 December 2004.

Update on Artisan transaction

On 23 August 2004, ARM and Artisan announced the signing of a definitive agreement under which ARM will acquire Artisan. Artisan is a leading provider of physical IP components for the design and manufacture of complex SoC integrated circuits (ICs). The company’s comprehensive product portfolio includes standard cell libraries, embedded memories, input/output cells, analog functions and high-speed interface IP, and its products are optimized for performance, density, power and yield and are available in support of process technologies at many of the world’s leading semiconductor manufacturers.

On 30 September 2004, the US Federal Trade Commission (FTC) and Department of Justice (DoJ) granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Termination of the waiting period ends the FTC’s and DoJ’s antitrust review of the transaction.

Completion of the transaction remains subject to ARM and Artisan shareholder and other regulatory approvals, other customary closing conditions and the admission of the new ARM shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

The timing of the ARM and Artisan shareholder meetings to vote on the transaction is dependent on the approval by the US and UK authorities of the various regulatory filings, the reviews of which are now in progress. It is our current expectation that shareholder meetings will take place either in late December 2004 or January 2005.

Acquisition of Axys

In August 2004, ARM added electronic system level (ESL) expertise to its RealView® design tools portfolio with the announcement of the acquisition of Axys, a provider of fast, accurate, integrated, processor and system modelling and simulation solutions. Axys’ ESL products reduce overall system costs by allowing designs to be modelled early in the development cycle, decreasing time-to-market and minimizing design errors.

Total revenues

Total revenues for the third quarter ended 30 September 2004 amounted to £39.4 million, representing a 7% increase on revenues of £36.9 million in the second quarter of 2004, and a 24% increase over third quarter 2003 revenues of £31.7 million. In US dollar terms**, third quarter revenues of $70.1 million were 7% up on Q2 2004 and 39% up on Q3 2003. The effective average US dollar to sterling exchange rate in Q3 2004 was $1.78 compared to $1.77 in Q2 2004 and $1.59 in Q3 2003.

License revenues

License revenues amounted to £14.6 million representing 37% of revenues compared to £14.6 million or 39% of revenues in the second quarter of 2004 and £13.1 million or 41% of revenues in Q3 2003.

Twelve licenses for microprocessor cores were signed in the third quarter of 2004. Three new partners each took a per-use license to the ARM7TDMI® processor in the period.

Eight existing partners extended their ARM technology offering by taking licenses to a further nine cores, comprising one license to an ARM7™ family processor, three licenses to ARM9™ family products and five licenses to ARM11 family technology. These consisted of two derivatives from the ARM9 family, two derivatives from the ARM11 family and three upgrades to the ARM11 family. In addition, two per use customers each took a license to further products in the Foundry Programme. Following the greater than 10% sequential increase in order backlog at the end of Q2 2004, the backlog at the end of Q3 2004 was at the same level as at the end of June 2004.

In addition to the twelve core licenses, the first license to the OptimoDE Data Engine was signed in the third quarter and one of our foundry partners took a license enabling them to manufacture designs based on the ARM926EJ™ processor for fabless partners in the Foundry Programme.

The first nine months of 2004 have seen growing traction for the ARM11 family of products. Having signed five licenses in each of 2002 and 2003, we have signed an additional twelve licenses in 2004 to date, bringing the cumulative number of licenses signed to 22.

There are now four ARM11 family processors available for licensing and delivery to partners, offering many of the new technology features announced in the second half of 2003, including the TrustZone™ security extension, the Thumb®-2 extension for improved code density and Intelligent Energy Manager (IEM) hardware and software for low-power consumption. The ARM1136™ core, which was delivered to lead partners in December 2002, has since been supplemented by the launch of the ARM1156T2(F)-S™ and the ARM1176JZ(F)-S™ processors in October 2003 and by the announcement in May 2004 of the MPCore™ synthesizable multiprocessor, ARM’s first integrated multiprocessor core.

Following the acquisition of Adelante Technologies N.V., now ARM Belgium, in July 2003, we formally announced the launch of our OptimoDE embedded signal processing technology at the Embedded Processor Forum in May 2004. ARM has introduced this disruptive technology to address the processing requirements of very data-intensive applications across all end markets, which are often outstripping the capabilities of general-purpose digital signal processors (DSPs). The OptimoDE product, which comprises a configurable data engine (signal processor) together with related IP and tools, will be deployed in systems alongside existing ARM microprocessor cores and other ARM technology, including the Axys electronic system level design tools, acquired in August 2004.

Royalty revenues and unit shipments

Royalty revenues in the third quarter were £16.0 million, accounting for 40% of revenues compared to £13.9 million or 38% of revenues in the second quarter of 2004 and £11.0 million or 35% of revenues in the third quarter of 2003.

Royalty revenues recognized in the quarter ended 30 September 2004 (we receive and report royalty data one quarter in arrears) were $28.6 million on 341 million units shipped, up 64% and 81%, respectively, on the same period a year ago. Royalties reported this quarter include approximately $1 million of "catch-up" royalties relating to shipments made in previous quarters. The average royalty rate per unit reported in the third quarter was 8.4 cents compared to 8.7 cents per unit in the second quarter. The sequential reduction is due to several of our partners shipping higher volumes of more mature ARM7- and ARM9 family-based product in the second quarter. Of the total unit shipments reported in the third quarter, 21% related to units based on ARM9 family technology. Unit shipments based on the ARM926 microprocessor accounted for less than 2% of total shipments in the quarter. The proportion of ARM926 processor-based devices is expected to increase over the next several quarters. This trend is expected to have a positive impact on the overall average royalty rate earned by ARM as the average selling price of products based on ARM926 technology is higher than the weighted average selling price of all other products shipped. The proportion of total shipments accounted for by the Wireless segment remained unchanged at 68%. Unit growth was strong in the Consumer, Storage and Secure segments. The total number of partners shipping ARM technology-based product at the end of Q3 is 59.

Development Systems and Service revenues

Sales of development systems in the third quarter were £5.3 million, representing 14% of total revenues, compared to £4.8 million in the second quarter of 2004, representing 13% of total revenues. In US dollar terms, development systems revenues were $9.7 million in the third quarter compared to $8.7 million in Q2. Sequential revenue growth has been underpinned by a larger number of higher volume deals with major partners and by increased activity levels through our indirect distribution channel.

Service revenues were £3.5 million in the third quarter, representing 9% of total revenues, comprising consulting fees of £0.4 million and support, maintenance and training fees of £3.1 million, compared to total service revenues of £3.6 million in the second quarter of 2004 and £3.5 million for the corresponding period in 2003.

Gross margins

Gross margins for the third quarter were 92.8%, compared to 93.2% in the second quarter. The slight reduction is primarily due to the higher proportion of development systems revenues in Q3 versus Q2.

Operating expenses and operating margins

Total operating expenses in the third quarter of 2004 were £25.2 million compared to £25.6 million in Q2 and £23.6 million in Q3 2003, giving rise to operating margins of 28.9% in Q3 2004, compared to 23.8% for the second quarter of 2004 and 17.7% in Q3 2003. Notwithstanding the net increase in headcount of 35 in the quarter (including 24 from Axys), total operating expenses are down sequentially due primarily to reduced non-cash charges in Q3 relating to employee share schemes and to a small credit, compared to a small charge in Q2, in recording the unrealized future foreign exchange impact on certain committed but not yet invoiced future revenue streams in accordance with SFAS 133.

Research and development expenses were £13.0 million in the third quarter of 2004, representing 33% of revenues. This compares to £12.4 million or 33% of revenues in the second quarter of 2004. Research and development expenses in Q3 2004 include in-process research and development charges of £0.4 million in respect of the acquisition of Axys. Sales and marketing costs for the third quarter were £6.0 million or 15% of revenues compared to £5.9 million or 16% of revenues in the second quarter of 2004. General and administration expenses were £6.2 million in the third quarter of 2004 or 16% of revenues, compared to £7.4 million or 20% of revenues in the second quarter. The reduction is primarily due to the lower non-cash charges detailed above.

Interest receivable

Interest receivable increased to £1.9 million in Q3 2004 compared to £1.6 million in the second quarter, due to higher average cash balances and higher interest rates.

Earnings

Income before income tax for the third quarter of 2004 was £13.3 million or 34% of revenues compared to £10.4 million or 28% of revenues in the second quarter of 2004 and £6.8 million or 22% of revenues in the third quarter of 2003.

Third quarter fully diluted earnings per share prepared under US GAAP were 0.9 pence (5.0 cents per ADS) compared to 0.7 pence (3.8 cents per ADS) in Q2 2004 or 0.5 pence (2.3 cents per ADS) in the third quarter of 2003.

Balance sheet and cash flow

Net cash inflow from operating activities, measured under UK GAAP of £18.6 million was generated in the third quarter. Cash, cash equivalents and short-term investments increased by £8.3 million in the third quarter (after the cash payment of £6.8 million in the quarter for the acquisition of Axys), resulting in total cash, cash equivalents and short-term investments of £174.6 million at 30 September 2004.

Accounts receivable were £20.6 million at 30 September 2004 compared to £25.3 million at 30 June 2004, reflecting strong cash collections in the third quarter. The allowance against receivables was £1.0 million at 30 September 2004. Deferred revenues of £12.6 million at 30 September 2004 were at the same level as at 30 June 2004 and compared to £11.1 million at 31 December 2003.

People

At 30 September 2004, we had 798 full time employees, compared to 763 at the end June 2004 and 740 at the beginning of the year. Of the net increase in headcount of 35 in the quarter, 24 arose from the acquisition of Axys in August 2004.

Legal proceedings

In May 2002, Nazomi Communications, Inc. filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgement and a ruling that the accused technology does not infringe. In September 2003, the United States District Court of Northern California granted ARM’s motion, holding that the accused technology does not infringe Nazomi’s patent. Nazomi appealed the District Court’s ruling. On 7 September 2004, the Court of Appeals for the Federal Circuit heard the appeal and the decision of the Court is expected before the end of 2004. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

CONTACTS:
Sarah Marsland/James Melville-Ross / Juliet Clarke	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0)1223 400 432

ARM Holdings plc
Third Quarter and Nine Months Results – US GAAP
(in thousands except per share data)

	Quarter	Quarter	Nine months	Nine months	Nine months
	ended	ended	ended	ended	ended
	30 September	30 September	30 September	30 September	30 September
	2004	2003	2004	2003	2004(1)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

	£‘000	£‘000	£‘000	£‘000	$‘000
Revenues
Product revenues	35,904	28,242	100,582	83,261	182,053
Service revenues	3,530	3,486	10,780	10,857	19,512

Total revenues	39,434	31,728	111,362	94,118	201,565

Cost of revenues
Product costs	(1,538)	(1,264)	(4,177)	(4,089)	(7,560)
Service costs	(1,308)	(1,251)	(3,896)	(3,753)	(7,052)

Total cost of revenues	(2,846)	(2,515)	(8,073)	(7,842)	(14,612)

Gross profit	36,588	29,213	103,289	86,276	186,953

Research and development	(13,004)	(12,711)	(37,459)	(36,735)	(67,801)
Sales and marketing	(6,006)	(5,886)	(17,593)	(16,915)	(31,843)
General and administration	(6,173)	(5,002)	(20,143)	(16,537)	(36,459)

Total operating expenses	(25,183)	(23,599)	(75,195)	(70,187)	(136,103)

Income from operations	11,405	5,614	28,094	16,089	50,850

Interest	1,885	1,228	5,027	3,462	9,099
Minority interest	-	-	-	(105)	-

Income before income tax	13,290	6,842	33,121	19,446	59,949
Provision for income taxes	(3,757)	(2,018)	(9,653)	(5,999)	(17,472)

Net income	9,533	4,824	23,468	13,447	42,477

Net income	9,533	4,824	23,468	13,447	42,477
Other comprehensive income
Foreign currency adjustments	(116)	189	(238)	(94)	(431)
Unrealized holding gain on available-
for-sale securities, net of tax	595	1,950	2,242	2,888	4,058

Total comprehensive income	10,012	6,963	25,472	16,241	46,104

Earnings per share (assuming
dilution)
Shares outstanding (‘000)	1,039,329	1,038,088	1,041,174	1,029,093
Earnings per share – pence	0.9	0.5	2.3	1.3
Earnings per ADS (assuming
dilution)
ADSs outstanding (‘000)	346,443	346,029	347,058	343,031
Earnings per ADS – cents	5.0	2.3	12.2	6.5

(1) US dollar amounts have been translated from sterling at the 30 September 2004 closing rate of $1.81=£1

ARM Holdings plc
Consolidated Balance Sheet-US GAAP

	30 September	31 December	30 September
	2004	2003	2004(1)
	Unaudited	Audited	Unaudited

	£‘000	£‘000	$‘000
Assets
Current assets:
Cash and cash equivalents	137,491	130,722	248,859
Short-term investments	37,059	29,064	67,077
Accounts receivable, net of allowance of	20,603	17,320	37,291
£951,000 in 2004 and £1,115,000 in 2003
Inventory	1,067	931	1,931
Prepaid expenses and other assets	12,201	8,924	22,084

Total current assets	208,421	186,961	377,242

Deferred income taxes	3,815	3,139	6,905
Property and equipment, net	11,819	16,583	21,392
Intangible assets	14,921	10,068	27,007
Investments	9,443	6,246	17,092

Total assets	248,419	222,997	449,638

Liabilities and shareholders’ equity
Accounts payable	2,254	2,691	4,080
Income taxes payable	8,209	3,140	14,858
Personnel taxes	1,060	1,047	1,919
Accrued liabilities	14,392	16,912	26,049
Deferred revenue	12,604	11,132	22,813
Dividends payable	2,857	-	5,171

Total current liabilities	41,376	34,922	74,890

Deferred income taxes	691	-	1,251

Total liabilities	42,067	34,922	76,141

Shareholders’ equity
Ordinary shares	513	512	928
Additional paid in capital	63,691	63,321	115,281
Deferred compensation	(1,093)	(2,499)	(1,978)
Treasury stock, at cost	(7,485)	(7,569)	(13,548)
Retained earnings	148,831	134,419	269,384
Unrealized holding gain on available-for-sale
securities, net of tax	4,221	1,979	7,640
Cumulative translation adjustment	(2,326)	(2,088)	(4,210)

Total shareholders’ equity	206,352	188,075	373,497

Total liabilities and shareholders’ equity	248,419	222,997	449,638

(1) US dollar amounts have been translated from sterling at the 30 September 2004 closing rate of $1.81=£1

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2003 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

ARM, ARM7TDMI Thumb and RealView are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ, ARM11, ARM1136, ARM1156T2(F)-S, ARM1176JZ(F)-S, TrustZone, OptimoDE and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., Axys Design Automation Inc., ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd. and ARM Belgium NV.

Important Information for Investors and Stockholders

ARM and Artisan have filed a proxy statement/prospectus with the SEC in connection with the proposed transaction between ARM and Artisan. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on Artisan’s web site are not a part of this press release.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. If and to the extent that any of ARM’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Mr. Templeton is expected to enter into an employment agreement with ARM, effective upon the closing of the proposed acquisition, that will be described in the proxy statement/prospectus. Mr. Lanza, Artisan’s Chairman, may be deemed to be a participant in the solicitation of proxies of ARM’s shareholders in connection with the proposed acquisition. A description of the non-employee director appointment letter similar to that into which Mr. Lanza would enter in upon joining the ARM Board of Directors at the closing of the proposed acquisition is described in ARM’s Annual Report on Form 20-F. If and to the extent that any of Artisan’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions “Factors Affecting Future Operating Results” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.